[letterhead of Causeway Capital Management LLC]

October 20, 2014

VIA EDGAR

Stephanie Hui

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)

Dear Ms. Hui:

This letter responds to the comments you provided by telephone to the undersigned on September 22, 2014 relating to Post-Effective Amendment No. 30 to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the “Trust”). Post-Effective Amendment No. 30 relates solely to Causeway International Small Cap Fund (the “Fund”), a new series of the Trust. Post-Effective Amendment No. 33 (“PEA 33”) to the Trust’s registration statement, reflecting responses to your comments and other updates, is expected to be filed on the date hereof. Unless otherwise noted, defined terms have the same meanings ascribed to them in the Prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.

1.         Comment:   Under the “Example” following the fee table, please add disclosure that the examples are calculated to account for the expense limit in effect for the first year, but that later years do not reflect the expense limit.

Response:   The disclosure has been updated as requested, and a new sentence has been added to the disclosure under “Example” stating: “The example reflects the effect of the expense limit agreement through January 31, 2016 only, and assumes no expense limit after that time.”

2.         Comment:   Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure states that small capitalization companies are companies with market capitalizations that do not exceed the highest market capitalization of a company within the Fund’s benchmark, the MSCI ACWI ex USA Small Cap Index (Gross). The disclosure then indicates that the benchmark included companies with market capitalizations of up to $7.53 billion, as of June 30, 2014. Please explain, supplementally, why a fixed market capitalization definition, or other definition, of a small capitalization company would not be appropriate.

Response:   The Fund will use a quantitative investment strategy to select stocks for the portfolio, and the portfolio management team evaluates its models, in part, in relation to the portfolio’s ability to track the performance of the benchmark. For example, the Fund limits its investments in companies located in a country in relation to the weight of the country in the benchmark, as described in the Prospectus. Thus, to manage “tracking error,” i.e., a measure of the differential between the performance of the Fund and that of the index, the Fund needs to be authorized to invest in all of the securities in the benchmark, and thus the Fund’s definition of small market capitalization companies needs to be flexible to adjust with the benchmark. If the Fund were to

U.S. Securities and Exchange Commission

October 20, 2014

limit the investable universe to companies with maximum market capitalizations lower than the largest companies in the benchmark, the Fund would be excluded from investing in these larger companies and would consequently experience higher “tracking error.”

3.         Comment:   Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure states that small capitalization companies are companies with market capitalizations that do not exceed the highest market capitalization of a company within the Fund’s benchmark. Please confirm, supplementally, that the Fund will not purchase securities with market capitalizations that exceed that of the company with the highest market capitalization in its benchmark.

Response:   As noted above, the Fund will be managed using quantitative models that are evaluated, in part, in relation to the portfolio’s ability to track the benchmark. As such, the Fund has no intention to purchase securities that, at the time of purchase, have market capitalizations that exceed that of the company with the highest market capitalization in the benchmark.

4.         Comment:   Since the benchmark includes securities in emerging markets, and the principal risk section includes disclosure of the risks of investing in emerging markets, please add disclosure in the principal strategies regarding investing in emerging markets.

Response:   The principal strategies section has been supplemented with additional disclosure regarding investing in emerging markets.

*        *        *         *        *

If you have any questions concerning the foregoing, please do not hesitate to contact me at (310) 231-6181 or my colleague Turner Swan at (310) 231-6117.

Sincerely,

/s/ Kurt J. Decko

Kurt J. Decko

Cc:	Turner Swan

    Causeway Capital Management LLC

Mark D. Perlow

K&L Gates LLP

[letterhead of K&L Gates LLP]

October 20, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Causeway Capital Management Trust
Causeway International Small Cap Fund
File Nos. 333-67552; 811-10467
Post-Effective Amendment No. 33

Ladies and Gentlemen:

We have acted as counsel to Causeway Capital Management Trust (“Fund”) in connection with the preparation of Post-Effective Amendment No. 33 to the Fund’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP